Item 15 (c ) – Additional Exhibits Provided by Company

Supplemental Information on Credit Facilities & Financing Agreements

During 2014, and extending into January, 2015, the Company pursued a variety of financing and credit facility arrangements to assist with the operations and new release activities. As disclosed in this Form 10 document, the Company does not have a general “all-purpose” credit facility at present, from which management has unrestricted access and domain over the use of proceeds. Instead, the Company has structured separate financing ventures for specific use purposes, which benefit the Company by providing mechanisms for ongoing release activity and the generation of proceeds. Management believes that the credit facility arrangements and ventures to help fund new release activities benefit the Company overall by providing relief for the immediate reinvestment of collections into new release activities, and thus acts in a fungible manner to provide greater resources to management for general operations and payables management.

A). PRODUCTION CREDIT – Company has pursued and / or entered into separate, private funding agreements to provide financing for specific, original feature film productions that will be distributed by the Company, and for some of the titles, equity ownership for which will be substantially owned or controlled by Company.

1). Production Financing for the original, action-adventure “EXTREME OPERATIVE” is to be provided by a private investor group organized by Aeonn, LLC, the film’s production entity.

2). Production Financing for the original, suspense-horror-thriller “THE SUMMONING” is to be provided by a private investor group acting as credit enhancement guarantors for a bank loan arranged by Renegade Motion Pictures, the film’s production entity, which loan is further supported by a revenue and presale assignment agreement with Company as well as FreeStyle Digital Media, Inc., for their Netflix, Inc. output agreement.

3). Production Financing for four genre’ pictures (“PRIMATE”, “SHADOW VISION”, “CLOWN TOWN”, “SHUCK AND JIVE”) is being arranged through a partnership with Resilient Media along, working in concert with private investors (credit-enhancement guarantors) and a specialty entertainment-media lending firm (utilizing presale agreements, including FreeStyle / Netflix and Hannover House as an additional collateral assignments).

4). Financing for the English-adaptation of the docu-drama feature, “BONOBOS: BACK TO THE WILD” has been arranged through a funding agreement with Mohawk Management.

5). Financing for “MOTHER GOOSE: JOURNEY TO UTOPIA” is being structured with the assistance of Odyssey Pictures International along with commitments for international presales, private equity participants, state and federal tax incentives / rebates and facilities investments / deferrals.

6). Financing for the production costs for the period-western, “THE LEGEND OF BELLE STARR” has been committed by a private equity / investment group.

B). THEATRICAL “P&A” CREDIT – Company is working with Arvest Bank to structure a general releasing fund, to cover certain manufacturing and incidental costs relating to the release of DVDs and BluRays products to the retail market, as well as costs to assist with the theatrical releasing of higher profile pictures. As presently structured, this credit facility will be substantially backed by a lien against a certificate of deposit, as well as additional security mechanisms and liens against the receivables of titles benefitting from proceeds of this funding.

C). MANUFACTURING & REPLICATION – The Company entered into an agreement with Anything Technologies Media, Inc. in association with CD Video Labs, Inc. for the manufacturing of DVDs and BluRay units. Due to recent increases in sales volume of the Company’s DVD and BluRay products, the unit pricing currently on offer to Company from CD Video Labs is no longer deemed competitive or in the Company’s best interests. Accordingly, Company has recently been utilizing other manufacturing facilities and paying for the cost-of-goods from the Company’s general cash flow and collections. At present, Company does not believe that an additional credit facility specifically for manufacturing is required. Company has the in-house capability of cost-effectively manufacturing small quantities of DVDs, and Company has sufficient cash flow to pay for the current forecasted need for larger quantity orders to be manufactured by third-party suppliers. DVD / Blu-Ray replicators being utilized at present by the Company (in addition to CD Video Labs), include Gentek Media, Disc Farm and Encore Media Services.

D). CHANGES IN CREDIT FACILITY AGREEMENTS

Company’s prior agreement with European Group, Ltd., to provide funding of $250,000 as a prepaid home video royalty advance to Redbull Media House, N.A., Inc., was not funded in a timely manner and was subsequently terminated in January, 2015. The non-exclusive home video distribution rights to “On Any Sunday: The Next Chapter” that were to have been vested as a result of this royalty advance were forfeited back to Redbull, and the Hannover House obtained video orders were assigned to Anchor Bay Entertainment under a cooperative dissolution of the venture.

Company’s prior agreement to utilized Arvest Bank (Springdale, Arkansas) to perform “Lock Box Collection & Disbursement” of Company’s accounts receivable was terminated in January, 2015, prior to implementation, due to difficulties in conforming the customer payment methodologies to an Arvest-friendly manner. The Company continues to work with Arvest under more traditional banking structures, including the new release / theatrical funding as described above. Company has initiated a discussion, but not an agreement, with Arvest Bank regarding the potential purchase of 10-acres of land in the Fayetteville, Arkansas Industrial Park, and the funding for the build-out of the “Hannover Media Center” (combination office, warehouse and film production facilities).